Exhibit 23.A
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 and related Prospectus of El Paso Corporation for the offer to exchange $348,673,000 registered 6.50% senior notes due 2020 for all outstanding 6.50% senior notes due 2020 and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements and schedule of El Paso Corporation, and the effectiveness of internal control over financial reporting of El Paso Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
February 28, 2011